Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 30

(to Prospectus dated August 5, 2022)

MSP RECOVERY, INC.

Up to 6,369,856 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 1,652,127 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement no. 30 amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 6,369,856 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued or issuable to certain Selling Securityholders (the “Total Resale Shares”), as follows:

•
up to 1,208,840 shares of Class A Common Stock issued or issuable to the Selling Securityholders, including the Sponsor (as defined below), upon the exercise of up to 325,000 Private Warrants (as defined below) and up to 755,200,000 New Warrants (as defined below), and the resale from time to time of such New Warrants. The Private Warrants were originally included in the Private Units (as defined below) issued in a private placement simultaneously with the Company.
•
up to 9,200 shares of Common Stock issued to certain Selling Securityholders, including the Sponsor, in connection with the Business Combination (as defined below) upon conversion of the Founder Shares (as defined below). The Founder Shares were originally issued at a price of $3.125 per share.
•
up to 1,040 shares of Class A Common Stock included in the Private Units, which were originally issued to certain Selling Securityholders, including the Sponsor, together with the Private Warrants at a price of $250.00 per unit.
•
up to 5,068,749 shares of Class A Common Stock exchangeable for Up-C Units originally issued to certain Selling Securityholders, including the Members (as defined below), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined below) or issuable pursuant to the terms of existing contracts.
•
up to 80,036 shares of Class A Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and

Opco pursuant to the terms of the Business Combination. Such Selling Securityholders paid no cash consideration for such Up-C Units or the underlying shares of Common Stock.
•
up to 1,991 shares of Class A Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts. Such Selling Securityholders paid no cash consideration for such shares of Common Stock.

In addition, this prospectus relates to the issuance by us of up to 1,652,127 shares of our Class A Common Stock issuable upon exercise of warrants as follows:

•
7,252 shares of Class A Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined below), which were originally issued in the initial public offering of units of the Company at a price of $250.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one Public Warrant. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.0625 per share. Because the exercise price of the Public Warrants is only $0.0625 per share, we believe holders of the Public Warrants will likely exercise their Public Warrants. However, given the low exercise price, we would only receive nominal proceeds (less than $500) therefrom.
•
1,644,875 shares of Class A Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants (as defined below), which were originally distributed to stockholders of the Company without charge as a dividend pursuant to the terms of the Business Combination. The New Warrants have an exercise price of $7,187.50 per share. The exercise price of the New Warrants are highly dependent on the price of our Class A Common Stock and the spread between the exercise price of the New Warrants and the price of our Common Stock at the time of exercise. If the market price for our Class A Common Stock is less than $7,187.50 per share, we believe warrant holders will be unlikely to exercise their New Warrants. The last reported sale price of the Class A Common Stock, as indicated below, is currently significantly below the $7,187.50 per share exercise price. There is no guarantee therefore that holders will exercise the New Warrants, and in any event, even if holders exercise New Warrants, we will not retain any proceeds from the exercise of the New Warrants, as described below. We do not expect to rely on the cash exercise of the New Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in this prospectus to continue to support our operations. See “The Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On April 9, 2025, the closing price of Common Stock was $1.38 per share, the closing price of our Public Warrants was $0.0398 per warrant and the closing price of our New Warrants was $0.0023 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 30 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, filed with the SEC on April 15, 2024.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 10, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 4, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Reorganization Term Sheet

On April 4, 2025, Virage Recovery Master, LP (“Virage”); Virage Capital Management, LP; Hazel Partners Holdings, LLC (“HPH”); Hazel Holdings I, LLC (and together with HPH, “Hazel”); La Ley con John H. Ruiz P.A. d/b/a MSP Recovery Law Firm; MSP Recovery, LLC; MSP Law Firm PLLC; MSP Recovery, Inc. (the “Company”), John H. Ruiz, and Frank C. Quesada (collectively, the “Parties”) entered into a term sheet (the “Term Sheet”) agreeing to certain terms and transactions that are designed to reduce costs of the Company through a servicer, deleverage the Company by converting certain debt of certain creditors into equity, provide access to $9.75 million of bridge funding to the Company (of which $6.5 million remains available through July 2025) and up to $25 million of working capital for New Servicer (as defined below), and focus the Company’s operations, through the New Servicer, on the core business model of pursuing recoveries under the MSP Laws so that it can achieve its long-term recovery goals. Beyond July 2025, the Company’s anticipated sources of funding include the MSP Principals’ commitment to pledge $25 million of collateral to backstop additional working capital funding for the Company, the distributions under our Standby Equity Purchase Agreement with YA II PN, Ltd. (the “Yorkville SEPA”), and claims recovery proceeds, subject to lien repayments on certain of the claims.

These proposed transactions are subject to, among other things, further negotiation and the execution of definitive agreements, regulatory approvals, certain third-party consents and approvals, and shareholder approvals if required by the Nasdaq Stock Market. The obligation of Hazel and Funder to enter into definitive documents is subject to the satisfaction of various conditions precedent, at the sole discretion of Hazel and Funder, including, but not limited to, satisfactory finalization of due diligence and all required internal approvals, receipt of certain third-party consents required, and finalization of documentation. Consummation of the transactions contemplated by the Term Sheet are also subject to additional fundings by other parties and certain debt concessions by other stakeholders. As a result, there can be no guaranty that the transactions contemplated by the Term Sheet will be consummated.

The proposed transactions include, but are not limited to, the following transactions:

Establishment of New Servicer

The Company shall establish a new subsidiary (“New Servicer”) to provide and control recovery efforts, by way of litigation, demand letters, settlements, or other means, in connection with existing claim recovery rights (to the extent assignable), and those acquired in the future, held in special purpose vehicles (“SPV”), wholly owned by New Servicer, to hold any new claims acquired. The Company will license its intellectual property to the New Servicer in exchange for a license fee of 17.5% of New Servicer’s excess cash flow, with a minimum fee of $1.55 million paid on May 30, 2025, and June 30, 2025. New Servicer will be funded by an affiliate of Hazel (hereinafter, “Funder”), up to $25 million in funding, as set forth below, with a right of first refusal for additional funding needs. New Servicer will be independently managed and be separately governed by an independent board of directors, including a chief executive officer chosen by Funder and consented to by the Company, one director chosen by the Company, and one independent director chosen by Funder and approved by the Company. Funder’s governance rights shall terminate once all Hazel loans have been repaid in full, and Funder’s Recovery Rights Interest (as defined below) in the New Servicer is less than 10%. Virage shall have observer rights to the New Servicer board of directors until the amounts owed to Virage pursuant to the Master Transaction Agreement dated March 9, 2022, as amended (the “MTA”), which was approximately $1.2 billion as of March 31, 2025 (the “VRM Full Return”) has been repaid and Virage’s equity interest in the Company is less than 10%.

Working Capital Funding for the New Servicer

Funder has agreed to extend a line of credit to New Servicer of up to $25 million, funded in tranches of up to $1.75 million per month, subject to the New Servicer meeting certain milestones (which are currently being negotiated and to be agreed in definitive documentation), beginning September 2025, with a maturity date of June 30, 2027. New Servicer funding will accrue interest at the Secured Overnight Financing Rate (“SOFR”) plus 5% per annum for one year, and SOFR plus 10% thereafter. Funder will establish a first lien on the New Servicer; the Company will not guaranty the loan to fund New Servicer.

In addition, Funder or Hazel is entitled to receive to up to 35% of New Servicer’s excess cash flow (the “Recovery Rights Interest”). At its option, Funder may convert, in whole or part, its Recovery Rights Interest for up to 30% of the then outstanding shares of Company’s equity, measured as of the Closing and subject to dilution for stock issuance thereafter.

Additional Bridge Financing for the Company

Moreover, Hazel agreed to provide up to $9.75 million in bridge loan funding to the Company under the existing Operational Collection Floor facility (in addition to the $16.0 million previously funded under the facility) in the amounts of: (i) $1.75 million for March 2025, which was funded on February 28, 2025; (ii) $1.5 million for April 2025, which was funded on April 4, 2025; (iii) $1.5 million for May 2025, to be funded on or about April 30, 2025; (iv) up to $2.0 million to fund the legal, accounting, and administrative expenses associated with the reorganization, subject to certain terms and customary conditions acceptable to Hazel, and minimum license fees of (v) $1.55 million for June 2025; and (vii) $1.55 million for July 2025. Funding is conditional, in part, on a pledge of collateral valued at a minimum of $9.75 million by Messrs. Ruiz and Quesada (the “MSP Principals”). Such minimum license fee payment will be paid from the Bridge Loan.

Beyond July 2025, the MSP Principals have committed to pledge $25 million of collateral to backstop additional working capital requirements of the Company, in addition to other previous sources of funding, including cash proceeds from the sale of Class A Common Stock to Yorkville pursuant to the Yorkville SEPA, and the proceeds from claims recoveries, subject to lien repayment on certain claims. In addition, the Company’s annual costs, after currently planned cost reductions, are estimated to be reduced by $5.6 million per annum due to New Servicer operations and shall be funded by the Funder (through New Servicer).

In addition, the Term Sheet requires (and is conditioned upon) La Ley con John H. Ruiz, P.A. d/b/a MSP Recovery Law Firm and MSP Law Firm, PLLC, collectively, raising $25 million for operational funding over two years, subject to similar milestones (to be agreed upon) as per the New Servicer funding, and to be entered into at completion of the proposed transaction.

Debt Restructuring

In exchange for a 43% equity interest in the Company (inclusive of shares currently held and those shares acquired through warrant exercises) Virage has agreed to waive all claims and release all liens against the Company relating to the VRM Full Return (approximately $1.2 billion as of March 31, 2025), and the Parties agree that the VRM Full Return will be paid only from: (i) a junior lien against Subrogation Holdings, LLC proceeds, (ii) claims currently owned by Virage, (iii) liens over two tranches of claims currently owned by Hazel (which Hazel shall release as part of the reorganization transaction) and (iv) a non-recourse second lien up to $100 million over 50% of the proceeds from the New Servicer and associated SPVs, to the extent that the VRM Full Return has not been repaid.

In addition, the MSP Principals have agreed to convert 100% of the Company’s debt obligation to them, totaling approximately $144 million, into shares of the Company’s Class A Common Stock, the full and final amount of the debt-to-equity conversion is subject to tax analysis and approval of the MSP Principals and the Company’s Board of Directors.

Hazel’s existing loans to Subrogation Holdings and the amount of Company’s guaranty (currently approximately $100 million) remain unchanged except that such lien shall now exclude the Company’s intellectual property. Hazel agreed, subject to obtaining third-party consents, to extend the maturity date on all outstanding obligations to November 30, 2026. To secure the repayment of the existing Hazel loans to the extent such loans have not been repaid in full, the Company shall, for a principal amount of up to $235 million with an interest rate of SOFR plus 10% per annum: (i) pledge to Hazel 50.1% of the New Servicer and associated SPV equity interests; and (ii) grant a lien over 50% of the proceeds from New Servicer and associated SPVs, once the New Servicer funding has been repaid. In addition, to the extent the VRM Full Return has not been repaid, Virage has second lien of up to $100 million over 50% of the proceeds from New Servicer and associated SPVs.

Pursuant to the Term Sheet, the signing of definitive agreements and execution of the restructuring should occur no later than April 30, 2025.

Yorkville Amendments

At the close of Primary Market trading on October 18, 2024, the daily VWAP for MSP Recovery, Inc.’s (the “Company”) Class A Common Stock was below the Floor Price (which is $3.75), as defined in the Exchangeable Promissory Notes (“Notes”) issued to YA II PN, Ltd. (“Yorkville”) pursuant to the Standby Equity Purchase Agreement dated November 14, 2023, as amended (the “SEPA”), by and between Yorkville and the Company, for ten consecutive Trading Days, resulting in a Floor Price Trigger pursuant to the Notes. Upon the occurrence of a Trigger Event, the Company shall make monthly payments (“Monthly Payments”) beginning on the 7th Trading Day after the date of the Trigger Event and continuing on the same day of each successive month.

On April 10, 2025, Yorkville agreed: (i) that the first Monthly Payment, as set forth in Section (1)(c) of the Notes, would be due from the Company no sooner than November 30, 2026, (ii) the maturity date of the Convertible Notes is extended to November 30, 2026, and (iii) to waive Volume Threshold and Maximum Advance Amount limitations set forth in the Yorkville SEPA, thus increasing the potential for the Company to raise capital by selling shares of its stock to Yorkville over time.

Capitalized but undefined terms have the same meaning as set forth in the Yorkville SEPA and the Notes.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).
10.1	Yorkville Letter Agreement dated April 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: April 10, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel